Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

August 19, 2010 Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Eduardo Gallardo Direct: 212.351.3847 Fax: 212.351.5245 EGallardo@gibsondunn.com Client: 89754-00002

Re:	Preliminary Proxy Statement on Schedule 14A of P. Schoenfeld Asset Management LP pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934
Ladies and Gentlemen:
     We transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of P. Schoenfeld Asset Management LP (“PSAM”). The Proxy Statement is to be used in connection with the special meeting (the “Special Meeting”) of holders of the $1.95 Series A Cumulative Convertible Preferred Stock, par value $.01 per share, and 8% Series C Cumulative Redeemable Preferred Stock, par value $.01 per share, of FelCor Lodging Trust Incorporated, a Maryland corporation (the “Company”). At the Special Meeting, PSAM intends to seek to elect to the board of directors of the Company a slate of two nominees.
     The Company filed on August 13, 2010 with the Securities and Exchange Commission a definitive information statement in which it has disclosed that the Board of Directors of the Company has not nominated any person for election at the Special Meeting, and the Company will not solicit proxies for the Special Meeting. PSAM is currently not aware of any other stockholder that has nominated any person for election at the Special Meeting.
     Please contact me if you have any questions or comments concerning the materials being transmitted herewith.

Sincerely,
/s/ Eduardo Gallardo
Eduardo Gallardo

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